UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41467

Magic Empire Global Limited

Suite 5A, 15/F, Sino Plaza
255–257 Gloucester Road
Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of Registered Direct Offering

On September 28, 2026, Magic Empire Global Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), announced the pricing of a registered direct offering (the “Offering”) of an aggregate of 2,678,572 units (each, a “Unit” and collectively, the “Units”) at an offering price of US$1.12 per Unit. Each Unit consists of (i) one Class A ordinary share of the Company, no par value (each, a “Class A Ordinary Share”), and (ii) one warrant to purchase one Class A Ordinary Share, or up to nine Class A Ordinary Shares pursuant to the alternative cashless exercise mechanism described therein (each, a “Warrant” and collectively, the “Warrants”). Each Warrant has an exercise price of US$1.12 per Class A Ordinary Share and is exercisable beginning on the issuance date and ending on the one-year anniversary thereof. The Units, the underlying Class A Ordinary Shares, and the Warrants are collectively referred to herein as the “Securities.”

The Offering was made pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between the Company and certain investors.

The Securities are being offered pursuant to an effective registration statement on Form F-3 (File No. 333-298796) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2026, and declared effective by the SEC on September 17, 2026 (the “Registration Statement”). A final prospectus supplement relating to the Offering, together with the accompanying base prospectus, was filed with the SEC on September 29, 2026 pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The prospectus supplement and the accompanying base prospectus are available on the SEC’s website at www.sec.gov.

The Company also entered into a placement agency agreement dated September 28, 2026 (the “Placement Agency Agreement”) with Chaince Securities, LLC, which acted as the Sole Placement Agent (the “Placement Agent”) on a best-efforts basis for this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering and to reimburse the Placement Agent for its reasonable and documented out-of-pocket expenses.

The Offering closed on September 30, 2026. The Company received aggregate gross proceeds of approximately US$3 million from the Offering, before deducting placement agent commissions and other estimated offering expenses. The Company intends to use the net proceeds received from the Offering for working capital and general corporate purposes.

In connection with the Offering, the Company issued a press release on September 28, 2026, announcing the pricing of the Offering and a press release on September 30, 2026, announcing the closing of the Offering, respectively.

Copies of (i) the form of Warrant, (ii) Opinion of Ogier, (iii) the Placement Agency Agreement, (iv) the form of the Purchase Agreement, (v) the pricing press release, and (vi) the closing press release are attached hereto as Exhibits 4.1, 5.1, 10.1, 10.2, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant

5.1	Opinion of Ogier

10.1	Placement Agency Agreement dated September 28, 2026 by and between the Company and the Placement Agent

10.2	Form of Securities Purchase Agreement

99.1	Press Release on Pricing of the Company’s Offering

99.2	Press Release on Closing of the Company’s Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: September 30, 2026	By:	/s/ Shufen Huang
	Name:	Shufen Huang
	Title:	Chief Executive Officer and Director